UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004.

Commission File Number 001-14552

                             TOP IMAGE SYSTEMS LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                 2 HABARZEL STREET, RAMAT HAHAYAL, ISRAEL 69710
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            The Registrant is filing herewith the Registrant's most current proxy materials and the related notice to shareholders.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                              Top Image Systems Ltd.

Date:    December 6, 2004

                                              /s/Ido Schechter
                                              ----------------------------------
                                              By: Ido Schechter
                                                  Chief Executive Officer

                             TOP IMAGE SYSTEMS LTD.


                                2 HABARZEL STREET
                             RAMAT HAHAYAL, TEL-AVIV
                                     ISRAEL

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                DECEMBER 21, 2004

         Notice is hereby given that the Annual Meeting of the Shareholders of Top Image Systems Ltd. (the "Company") will be held at the corporate offices of the Company at 2 Habarzel St., Ramat Hahayal, Tel Aviv, Israel on December 21, 2004 at 10 a.m. (local time) for the following purposes:

          1.   To elect and appoint five directors for the coming year.

          2. To appoint Kost, Forer & Gabbay (a member of Ernst & Young Global) as the independent public accountants of the Company for the year ending December 31, 2004, and to authorize the Audi Committee of the Company to fix the remuneration of such auditors in accordance with the volume and nature of their services.

          3. To review and ratify the Company's consolidated Financial Statements for the year ended December 31, 2003.

          4. To approve the terms of compensation of the members of the Company's Board of Directors.


         Shareholders of record at the close of business on October 25, 2004 will be entitled to notice of and to vote at the meeting.


         Shareholders who do not expect to attend the meeting in person are requested to mark, date, and sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.




                                             By Order of the Board of Directors,
                                             TOP IMAGE SYSTEMS LTD.
                                             Thomas C. Lavey
                                             Chairman of the Board of Directors

                             Date: October 30, 2004

                                 PROXY STATEMENT

                             TOP IMAGE SYSTEMS LTD.

                                2 HABARZEL STREET
                             RAMAT HAHAYAL, TEL-AVIV
                                     ISRAEL

                         ANNUAL MEETING OF SHAREHOLDERS

                                DECEMBER 21, 2004

         The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Top Image Systems Ltd. (the "Company") for use at the Company's Annual Meeting of Shareholders (the "Meeting") to be held on December 21, 2004 at 10:00 a.m. (local time), or at any adjourned date or time thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel ("NIS") 0.04 of the Company, (the "Ordinary Shares") covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals discussed in this Proxy Statement and for each of the nominees for directors set forth herein.


         The proxy solicited hereby may be revoked, at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy prior to the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about October 30, 2004. Directors, officers and employees of the Company may also solicit proxies by telephone, telefax, telegraph, email and personal interview.


         The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on October 25, 2004 are entitled to notice of, and to vote at, the Meeting. At that date, 8,713,991 Ordinary Shares were outstanding and entitled to vote (the "Outstanding Ordinary Shares"). Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company's Articles of Association do not permit cumulative voting for the election of directors or for any other purpose. The presence at the Meeting of two or more shareholders, personally or by proxy, who hold or have the right to vote 33% or more of the voting rights of the issued share capital shall constitute a quorum for the Meeting. The resolutions set forth in Sections 1,2,3 and 4, of the Agenda require a simple majority vote of all Ordinary Shares represented at the Meeting, in person or by proxy, and voting thereon.

                             PRINCIPAL SHAREHOLDERS

         The following table shows as of October 30, 2004 certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and all directors and officers as a group.

NAME                                         NUMBER OF SHARES      PERCENTAGE OF
----                                         BENEFICIALLY OWNED    CLASS(2)
                                             ------------------    -------------
Charter TiS LLC ("Charter")
                                                 2,000,000             22.95%
Pandora Select Partners LP
                                                   712,025             10.89%
Iroquois Capital LP
                                                   949,367              8.17%

All executive officers and directors
   as a group (persons)                            520,799(1)           5.85%






(1) Includes vested options to purchase an aggregate 181,625 Ordinary Shares held by officers and directors of the Company. Does not include the shares held by Charter, which may be deemed to be beneficially held by MS. Haberman and Mr. Landuyt. Each of Ms. Haberman and Mr. Landuyt disclaim any beneficial ownership of the shares held by Charter.

(2) The percentage of class is calculated by dividing the number of shares that a shareholder owns and the number of shares the shareholder has the right to acquire within 60 days, with the sum of the number of the outstanding shares and the number of shares that the shareholder has the right to acquire within 60 days.

                        PROPOSAL OF ELECTION OF DIRECTORS

         The Board of Directors of the Company has nominated the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.


         In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby "For" the election of the nominees listed below. If any of such nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares covered by a duly executed and delivered proxy for the election of such other nominees as the Board of Directors may propose. Each of the nominees has advised the Company that he or she will serve as directors if elected.


         The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years:

NOMINEE                    AGE               PRINCIPAL OCCUPATION
-------                    ---               --------------------

Thomas C. Lavey            60     Thomas C. Lavey became a Director of the
                                  Company in August 2002 and the Board elected him as non-Executive Chairman at the same meeting. Since September 2003, Tom Lavey has served as Executive Vice President of Taleo,
                                  Inc. Previously, Mr. Lavey served as Executive
                                  Vice President of MS2, Inc. which provides product life cycle automation software. Prior to joining MS2, Mr. Lavey was senior vice president of worldwide operations at
                                  Extricity, which became part of Peregrine
                                  Systems and provided B2B relationship
                                  management software. Mr. Lavey also served as senior vice president at i2 Technologies and, from 1994 through 1999, he served as vice president of application sales at Oracle
                                  Corporation. Mr. Lavey has a bachelor's degree in mathematics from Penn State University and an MBA from the University of Southern
                                  California.



Izhak Nakar                52     Izhak Nakar founded the Company and served as
                                  Chief Executive Officer through December 31,
                                  2001. Mr. Nakar served in the Israel Air Force from 1970 to 1987, where he led various large-scale highly technical development projects. He received his B.Sc. in computer science in 1982, and an MBA in 1984. Mr. Nakar is a recipient of the "Israel Defense Award", bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli
                                  Defense Force. He also received the Israeli
                                  "Man of the Year Award" in Business and
                                  Management (`95-`96) in recognition of his business accomplishments and contributions to the growth and development of Israeli hi-tech companies.

William M. Landuyt         48     William M. Landuyt, has been a director of the
                                  Company since March 2, 2004. Mr. Landuyt has been a Principal at Charterhouse Group
                                  International, Inc. since December 2003. He served as Chairman of the Board and Chief
                                  Executive Officer of Millennium Chemicals Inc.
                                  from its demerger from Hanson Plc ("Hanson") in October 1996 until July 2003. He had served as the President of that company from June
                                  1997 until that date. Mr. Landuyt was
                                  Director, President and Chief Executive
                                  Officer of Hanson Industries (which managed the United States operations of Hanson until the demerger) from June 1995 until the demerger, a Director of Hanson from 1992 until September 29, 1996, Finance Director of Hanson from 1992 to May 1995, and Vice President and
                                  Chief Financial Officer of Hanson Industries from 1988 to 1992. He joined Hanson Industries in 1983. He was a director of Bethlehem Steel
                                  Corporation from April 1997 until October
                                  2003.



Phyllis Haberman           55     Phyllis Haberman has served as a Director of
                                  the Company since 2000. She has been a Partner of Charterhouse since 2002 and a Senior Vice
                                  President since January 1997. From 1988
                                  through December 1996, Ms. Haberman was a Vice
                                  President of Charterhouse.



Elie Housman               67     Elie Housman has served as a Director of the
                                  Company since 2000. He was a principal and a consultant to Charterhouse from 1988 through 2001. Presently Mr. Houseman serves as a chairman of InkSure Iinc. and as a director for ICTS and EVCI - all companies are quoted on Nasdaq.



         The Board of Directors met 4 times during the fiscal year ended December 31, 2003. Each of the directors attended (in person or by proxy) no fewer than 75% of those meetings.


Remuneration of Officers and Directors

         For the year ended December 31, 2003, the compensation paid, and benefits in kind granted, to Mr. Ido Schechter, the Company's CEO, for the year ended December 31, 2003 was $189,689. The compensation paid to all other persons, as a group, who were, at December 31, 2003, directors or members of the Company's administrative, supervisory or management bodies was $637,842. In addition, in 2003, members of that group were granted options to purchase 37,500 Ordinary Shares with an exercise price of $1.31 per share under the Company's ESOP 2003. The compensation paid does not include (i) reimbursement of directors' expenses, (ii) $138,007, which has been accrued to provide pension, retirement, severance, vacation or similar benefits, and (iii) $62,551amounts expended by the Company for automobiles made available to its officers and other expenses (including business travel, and professional and business association dues and expenses) reimbursed to officers

         The shareholders of the Company are requested to adopt the following resolution:


RESOLVED, to elect Thomas C. Lavey, Izhak Nakar, William M. Landuyt, Phyllis Haberman and Elie Housman as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.


         The Board of Directors recommends that the shareholders vote "FOR" the election of Thomas C. Lavey, Izhak Nakar, William M. Landuyt, Phyllis Haberman and Elie Housman as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.





                               EXTERNAL DIRECTORS


         Israeli law requires that the Company shall have two external directors in office at all times. An external director is appointed for a period of three years. At the Meeting held on December 18, 2003 two external directors, Mr. Zamir Bar-Zion and Mr. Victor Halpert were appointed for a three-year term, of which one year has expired as of the date of this Meeting, and their appointment shall thus continue for an additional period of two years, and until their respective successors are duly elected and shall qualify.


         The following table provides certain relevant information concerning the acting external directors, including their principal occupation during the past five years:


NOMINEE                  AGE       PRINCIPAL OCCUPATION
-------                  ---       --------------------

Victor Halpert           43       Victor Halpert served in various positions in
                                  the field of equity research and Israel
                                  technology analyst. From June 1999 through January 2003 Mr. Halpert served as director for Salomon, Smith and Barney in New York, NY.
                                  From January 1998 through May 1999, Mr.
                                  Halpert served as vice president (equity research, telecommunications and Israel technology analyst) for Robertson Stephens in New York. From January 1995 through December
                                  1997, Mr. Halpert served as vice president for Salomon Brothers Inc. New York. From April
                                  1993 through January 1995 Mr. Halpert served as senior equity research analyst for Israel
                                  Equity Research Management Ltd. in Chicago, and from April 1990 to April 1993, Mr. Halpert served as a senior accountant for Arthur
                                  Andersen LLC. In Chicago.


                                  Mr. Halpert has a Bachelor of Science in Accounting from the State University of New York, College at New Patz, NY, a Master of Science in Accounting from the University of Illinois at Chicago, Graduate Business School and an M.B.A. from the University of Chicago Graduate Business School.

Zamir Bar-Zion           46       Zamir Bar-Zion currently represents Piper
                                  Jaffray in Israel. Mr. Zamir served as
                                  Managing Director for Nessuah Zannex &
                                  Co./USBancorp Piper Jaffray from 1998 through
                                  2001. From 1995 to 1998 Mr. Bar-Zion served as a private financial consultant.

                                  From 1990 through 1995 Mr. Bar-Zion served as a senior partner for Evergreen Canada-Israel Investments Ltd. From 1988 through 1990 Mr. Bar-Zion served as a manager at the foreign securities department at Bank Hapoalim, Israel and from 1983 through 1987 served as Arbitrage trader, CRB index (wall street).

                                  Mr. Bar-Zion received B.Sc. In Computer
                                  Science and Finance from New York Institute of Technology, an M.A. from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University.





                             PROPOSAL TO APPOINT THE
                  INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY


         The Board of Directors recommended and the shareholders in a resolution dated December 18, 2003, appointed the accounting firm of Kost, Forer & Gabbay (a member of Ernst & Young Global) as independent certified public accountants of the Company for the year ending December 31, 2004. The Board of Directors believes that the selection of Kost, Forer & Gabbay as independent accountants is appropriate and in the best interests of the Company and its shareholders. Kost, Forer & Gabbay has audited the Company's books and accounts and performed other accounting services for the Company since 2003and performed the Company's annual audit for the fiscal year ended December 31, 2003.



         The shareholders of the Company are requested to adopt the following resolution:


         RESOLVED, TO APPOINT KOST, FORER & GABBAY AS THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2004, AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.


         The Board of Directors recommends that the shareholders vote "FOR" the appointment of Kost, Forer & Gabbay as the independent public accountants of the Company for the year ending December 31, 2004.


             PROPOSAL TO RATIFY THE COMPANY'S CONSOLIDATED FINANCIAL
                 STATEMENTS FOR THE YEAR ENDED DECMEBER 31, 2003

         A copy of the Company's audited consolidated financial statements for the year ended December 31, 2003 is attached hereto. The shareholders of the Company are requested to adopt the following resolution:


         RESOLVED THAT THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003 BE RATIFIED.


         The Board of Directors recommends that the shareholders vote "FOR" the ratification of the Company's consolidated financial statements.

         PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF THE MEMBERS OF
                             THE BOARD OF DIRECTORS
                     OF THE COMPANY FOR THE FISCAL YEAR 2005


       Pursuant to Israeli law, the terms of compensation of members of the Board of Directors requires approval of the Audit Committee, the Board of Directors and Shareholders of the Company. Accordingly, the Audit Committee and the Board of Directors have resolved and recommend the following:

  1. Assuming that they are elected to serve as directors at the Meeting, each of Ms. Haberman and Mr. M. Landuyt have waived their right to receive compensation for service as a member of the Board. Therefore, they shall receive only reimbursement for expenses related to their service.

  2. The other directors of the Company shall receive compensation in the sums and upon the terms set forth below:

          a. Thomas C. Lavey shall continue to receive compensation in the amount of US$24,000 per year and reimbursement for expenses, all as further detailed in the agreement with Mr. Lavey, as was approved at the 2002 annual shareholders meeting.

          b. Mr. Elie Housman, Zamir Bar-Zion and Victor Halpert (all of whom are members of the Audit Committee, with the latter two serving as External Directors) shall receive compensation for his or her service as members of the Board of Directors and Audit Committee of the Company, an annual payment in the amount of 15,750 NIS (approx. US$3,500 at a current exchange rate) per annum. In addition each of the above directors shall receive an amount of 3,000 NIS (approximately US$670 at a current exchange rate) for each Board and/or Audit committee meeting attended.

          c. Mr. Izhak Nakar shall receive compensation for his service as member of the Board of Directors, in the amount of 19,841 NIS (approximately US$4,500 at a current exchange rate) per year and 993 NIS (approximately US$225 at a current exchange rate) for each Board and/or committee meeting attended.

  3. In addition to the above, based on the resolution of the shareholders in a meeting held on December 18, 2003 as further clarified in the shareholders extraordinary meeting held on August 24, 2004, relating to a large-scale transaction between the Company and Toyo Ink (Japan) (which was actually concluded on September 1, 2004 Mr. Nakar has become entitled to receive a one time payment of US$100,000 and, in addition, an annual fee of US$100,000 as consideration for consulting services to be provided one week per month for the new business. At the conclusion of 6 months from the commencement of operation of the Company's new business, discussions shall be conducted regarding the possibility of the Company paying Mr. Nakar a percentage of the income received by the Company from the operations of the new business and, if so resolved at that time, what percentage of such income shall be paid. (ii) in addition, should the Company require the active involvement of Mr. Nakar with any other business of the Company then
        Mr. Nakar shall be paid a fee of US$1,000, plus reimbursement of any expenses for every business day invested by him with regard to same.

        The shareholders of the Company are requested to adopt the following resolution:


        RESOLVED, TO APPROVE THE TERMS OF COMPENSATION OF THE DIRECTORS OF THE COMPANY AS PROPOSED ABOVE.


        The Board of Directors of the Company do not express any recommendation as to the vote on the above resolution.


         Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.


         Shareholders are urged to complete and return their Proxies promptly in order, among other things, to insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.



                                           By Order of the Board of Directors
                                                     Thomas C. Lavey
                                            Chairman of the Board of Directors


Tel Aviv, Israel
Date: October 30, 2004


 PROXY                              TOP IMAGE SYSTEMS LIMITED


                FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD
                          ON TUESDAY, DECEMBER 21, 2004

The undersigned shareholder of Top Image Systems Limited (the "Company") hereby appoints Mr Izhak Nakar, with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual Meeting of Shareholders of the Company to be held at the corporate offices of Top Image Systems Limited at 2 Habarzel St., Ramat Hahayal, Tel Aviv, Israel on Tuesday, December 21, 2004 at 10:00 a.m. (local time), and all adjournments and postponements thereof.

                  (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

A          /X/  Please mark your vote as in this example

                                      WITTHOLD
                          FOR        AUTHORITY
                          all       to vote for
                        nominees     nominees
                         listed       listed
                         below at    below at
                         left.         right.

PROPOSAL NO. 1:
   I. ELECTION OF
      DIRECTORS            |_|          |_|
Nominees:
   THOMAS C.  LAVEY
   IZHAK NAKAR
   WILLIAM M. LANDUYT
   PHYLLIS HABERMAN
   ELIE HOUSMAN



                                                       FOR    AGAINST   ABSTAIN
           II. PROPOSAL NO. 2: TO APPOINT Kost,
               Forrer & Gabbay (a member of Ernst
               & Young Global) as the independent
               public accountants of the Company
               for the year ending December 31,
               2004, and to authorize the Audit
               Committee of the Company to fix the
               remuneration of such auditors in
               accordance with the volume and
               nature of their services.                |_|      |_|       |_|

           III.PROPOSAL NO. 3: TO REVIEW and RATIFY
               the Company'sConsolidated Financial
               Statements for the year ended
               December 31, 2003.
                                                        |_|      |_|       |_|
           IV. PROPSAL NO. 4: TO APPROVE the terms
               of compensation of the directors of
               the Company. The board of directors
               does not express any recommendation
               as to the vote on the above resolution.  |_|      |_|       |_|
                                                        |_|      |_|       |_|
    .                                                   |_|      |_|       |_|

                                                        |_|      |_|       |_|
                                                        |_|      |_|       |_|



THIS PROXY WHEN PROPEY EXECUTED WILL BE VOTED IN ACCORDANCE WITH THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3 AND 4.

The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement accompanying such Notice. This proxy statement revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirm all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.




                                                             Dated:,        2004
--------------------------    ---------------------------    -------------------
(SIGNATURE OF SHAREHOLDER)    (SIGNATURE OF SHAREHOLDER)

Note: Please mark, date and sign exactly as name(s) appear on this proxy and return the proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity. Joint owners should each sign.